Filed Pursuant to Rule 433

Registration Statement No. 333-228614

Dated January 24, 2019

The Bank of Nova Scotia

US$415,000,000 FLOATING RATE SENIOR NOTES DUE 2021 (Bail-inable notes)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	Floating Rate Senior Notes due 2021 (the “Notes”)

Principal Amount:	US$415,000,000

Expected Security Ratings:*	A2 / AA- (Moody’s / Fitch)

Maturity Date:	January 25, 2021

Price to Public:	100.000%, plus accrued interest, if any, from January 29, 2019

Underwriters’ Fee:	0.050%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$414,792,500

Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)

Spread to Benchmark:	+42 basis points

Interest Payment Dates:	Quarterly on the 25th of each January, April, July, and October, beginning April 25, 2019

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count / Business Day Convention:	Actual/360; Modified Following, Adjusted

Canadian Bail-in Powers Acknowledgment:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Trade Date:	January 24, 2019

Settlement Date:	January 29, 2019 (T+3)

CUSIP / ISIN:	064159MJ2 / US064159MJ26

Underwriters:

Underwriter	Principal Amount of Notes to Be Purchased
UBS Securities LLC Scotia Capital (USA) Inc.	US$ US$	332,000,000 83,000,000

Total	US$	415,000,000

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The “Risk Factors” section of the preliminary prospectus supplement includes the following risk factor:

Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Notes.

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any changes in the methods by which LIBOR rates are determined, nor is it possible to predict the effect of any other reforms or proposals affecting LIBOR that may be enacted in the future, each of which could affect the level of the published LIBOR rate, including causing it to be lower and/or more volatile than it would otherwise be, and may adversely affect the trading market for securities that bear interest at rates based on LIBOR, including the Notes. No assurance may be provided that relevant changes will not be made to LIBOR and/or that LIBOR will continue to exist.

Investors should consider these matters when making their investment decision with respect to the Notes. In particular, investors should be aware that any future changes in the method pursuant to which LIBOR is determined or the transition to a successor benchmark may result in, among other things: (i) a sudden or prolonged increase or decrease in LIBOR or any successor benchmark rates; (ii) a delay in the publication of LIBOR or any such benchmark rates; (iii) a change in the rules or methodologies in LIBOR or any successor benchmarks that discourage market participants from continuing to administer or participate in LIBOR or any successor benchmarks; and (iv) LIBOR or any successor benchmark rate no longer being determined and published. Accordingly, in respect of the Notes, such proposals for reform and changes in applicable regulation, including any uncertainty as to the nature of such potential reforms or changes, could have a material adverse effect on the value or liquidity of and return on the Notes (including potential rates of interest thereon).

In the event that a published LIBOR rate is unavailable, the rate on the Notes will be determined as set forth under “Details of the Offering—Interest.” If LIBOR has been permanently discontinued prior to the maturity of the Notes, we will direct the calculation agent to use a substitute for LIBOR that is consistent with accepted market practice for debt obligations similar to the Notes, or, if no clear market consensus exists, such alternative rate as may be determined by an independent financial advisor of our choosing, and to make related adjustments to the calculation provisions, as set forth under “Details of the Offering—Interest.” This approach may not operate as intended and, depending on market circumstances and the availability of alternative rates at the relevant time, may give the Bank discretion to make determinations that impact the rate of interest paid on the Notes under certain circumstances. To the extent that an alternative rate cannot be determined and other fall-back provisions set forth herein are not applicable, this may result in the effective application of a fixed rate based on the LIBOR rate that applied in the last period for which the LIBOR rate was available, which may adversely impact the value of the Notes.

——————————————————————————————

No PRIIPs KID. Not for retail investors in the EEA.

——————————————————————————————

The Notes are bail-inable debt securities (as defined in the Prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

——————————————————————————————

We expect that delivery of the Notes will be made against payment therefor on or about the third Business Day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

——————————————————————————————

The Bank has filed a registration statement (File No. 333-228614) (including a base shelf prospectus dated December 26, 2018) and a preliminary prospectus supplement dated January 24, 2019 (including the base shelf prospectus, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1 (800) 372-3930 or UBS Securities LLC at 1-(888)-827-7275.